For Immediate Release

      NEWS RELEASE

TSX: PFN   OTCBB: PAWEF

Toll Free 1.800.667.1870

www.pfncapital.com

Frankfurt: P7J

PACIFIC NORTH WEST CAPITAL CORP. OPTIONS FIEDMONT PLATINUM GROUP METALS (PGM) PROPERTY

December 16, 2008.  Vancouver, BC – Pacific North West Capital Corp. (PFN) (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J.F) is pleased to announce that the Company has entered into an Option Agreement (the “Agreement”) with Kinbauri Gold Corp. (“Kinbauri”) (TSX.V: KNB) whereby PFN may earn a 60% interest  in Kinbauri’s Fiedmont Property (“Fiedmont”) subject to a 2% NSR held by the original vendors; the vendor’s NSR is subject to a one percent, $900,000 buy-back. Under the terms of the Agreement, PFN may pay Kinbauri an aggregate amount of $98,000, issue 150,000 PFN common shares to Kinbauri, subject to regulatory hold periods and expend $400,000 on exploration prior to November 30th, 2010 to earn its interest. PFN’s first year commitment is mandatory and includes payment to Kinbauri of $38,000, issuance of 50,000 PFN shares, and expenditures of $150,000 on exploration prior to November 30th, 2009. The Agreement is subject to regulatory approval.

Fiedmont Platinum Group Metals (PGM) Property

The Fiedmont property is located 30km north of Val d’Or, Quebec, and is road accessible. The property consists of 84 claims (3,458 ha); 40 claims of which were staked in 2008. Kinbauri completed a 4 hole (240m) diamond drilling program plus a heliborne magnetometer survey in 2006. The drill program, which targeted 4 showings within a small area, identified three mineralized zones; some of the better intercepts from the drill program are:

1.2 grams per tonne (g/t) Platinum+Palladium and 0.12% Nickel over 8.6m

1.12 g/t Platinum+Palladium and 0.13% Nickel over 2.5m

1.5 g/t Platinum+Palladium and 0.071% Nickel over 5.0m

The airborne survey indicated the presence of two large, differentiated mafic/ultramafic intrusive complexes on the property.  Recently, a 2km x 2km grid was cut to cover most of the northern complex, including all showings identified to date. A total of 1,842 humus samples were collected across the grid for PGM and base metal geochemical analysis. During sample collection, a large area of mafic breccia was identified.  PFN plans to initiate diamond drilling this winter, focusing on areas of known PGM mineralization and targets defined by the soil (humus) sampling program and magnetometer survey.

About Kinbauri Gold Corp:

Kinbauri is a TSXV – Tier 1 Mineral Exploration Company focused on the development of mineral properties, primarily precious metal prospects in northwestern Spain, Nevada and Canada.  Its immediate focus is to expand and upgrade resources to reserves at the El Valle property in Asturias, Spain in order to start operations at the mine and existing mill complex there in 2011.  It currently has 48,852,695 common shares issued and outstanding.

About Pacific North West Capital Corp:

Pacific North West Capital Corp. (TSX.PFN OTCBB.PAWEF Frankfurt.P7J.F) is a mineral exploration company focused on Platinum Group Metals (PGM) and Base Metals. Management’s corporate philosophy is to be a Project Generator, Explorer and Project Operator with the objective of option/joint venturing projects with major mining companies through to production. To that end, Pacific North West Capital’s current option/joint ventures agreements are with Anglo Platinum, Xstrata Nickel, Benton Resources, First Nickel and SOQUEM.

Pacific North West Capital Corp. has approximately $7.4 million in working capital and securities.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

On behalf of the Board of Directors

Further Information: Toll Free 1.800.667.1870, Fax 604.685.8045, Email: ir@pfncapital.com, or visit www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C. V6M 2A3

Harry Barr

President and CEO

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	December 16, 2008